SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                                    Form 11-K



(Mark One)

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                   THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
                                    REQUIRED)

                      For the year ended December 31, 2003

                                       OR


[   ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________


                                  ------------


                           Commission File No. 1-14161

                                  ------------


                                 KeySpan Energy
                         401(k) Plan For Union Employees
                            (Full title of the Plan)


                               KeySpan Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                              One MetroTech Center
                             Brooklyn, NY 11201-3385
                     (Address of principal executive office)

KeySpan Energy 401(k) Plan For Union Employees

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits
   as of December 31, 2003 and 2002                                           2

   Statement of Changes in Assets Available for Benefits
   for the Year Ended December 31, 2003                                       3

   Notes to Financial Statements                                           4-10

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
   (Held at End of Year)as of December 31, 2003                              11

SIGNATURES                                                                   12

EXHIBIT INDEX:

    Independent Registered Public Accounting Firm's Consent                  13



All other schedules required by Section 2520.103-10 of the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Investment Review Committee of
KeySpan Corporation:

We have audited the accompanying statements of assets available for benefits of the KeySpan Energy 401(k) Plan for Union Employees (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ Deloitte & Touche LLP
New York, New York
June 28, 2004

KEYSPAN ENERGY 401(K) PLAN FOR UNION EMPLOYEES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

ASSETS:                                                                  2003                       2002

   Participant directed investments, at fair value               $423,601,260               $336,835,090
   Nonparticipant directed investments, at fair value              94,876,360                 80,581,813
                                                              ----------------           ----------------
                    Total Investments                             518,477,620                417,416,903
                                                              ----------------           ----------------

RECEIVABLES:
   Participants' contribution                                         471,397                    382,408
   Employers' contribution                                             46,263                     37,830
                                                              ----------------           ----------------
                    Total Receivables                                 517,660                    420,238
                                                              ----------------           ----------------

ASSETS AVAILABLE FOR BENEFITS                                    $518,995,280               $417,837,141
                                                              ================           ================



See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------

ADDITIONS TO ASSETS ATTRIBUTED TO:
   Net investment income:
   Net appreciation on investments                                                              $63,493,656
   Interest and dividends                                                                        14,505,595
                                                                                           -----------------
                    Net investment income                                                        77,999,251
                                                                                           -----------------

   Contributions:
   Participants                                                                                  33,734,302
   Employer                                                                                       3,296,326
   Rollovers                                                                                        458,219
                                                                                           -----------------
                    Total Contributions                                                          37,488,847
                                                                                           -----------------

                    Total Additions                                                             115,488,098

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                                               (13,511,163)
   Net assets transferred out to the Management Plan                                              (818,796)
                                                                                           -----------------
                    Total Deductions                                                           (14,329,959)
                                                                                           ----------------

INCREASE IN ASSETS                                                                              101,158,139

ASSETS AVAILABLE FOR BENEFITS:
   Beginning of Year                                                                            417,837,141
                                                                                           -----------------

   End of Year                                                                                 $518,995,280
                                                                                           =================



See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

     The following description of the KeySpan Energy 401(k) Plan for Union Employees (the "Plan") available to eligible employees of KeySpan Corporation (the "Company" or "KeySpan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     General - The Plan was approved by the shareholders of the Company at the annual meeting of shareholders on February 3, 1983. The Plan provides for eligible employees of the Company and its wholly-owned subsidiaries to become participants of the Plan. All employees are eligible to participate in the Plan immediately upon hire. The recordkeeper, custodian and the trustee of the Plan is the Vanguard Fiduciary Trust Company (the "Vanguard Group" or "Vanguard"). The Plan is a defined contribution plan and is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA").

     On September 30, 1999, the Board of Directors of the Company approved the amendment and restatement of the Plan. As a result, the assets of the participants of the former Long Island Lighting Company Capital Accumulation Plan for Union Employees were merged with the Plan.

     The Investment Review Committee (the "Committee"), at the meeting held on September 20, 2000, approved the merger of the Eastern Enterprises, Colonial Gas and EnergyNorth 401(k) Plans with the Plan, effective as soon as practicable, following the date of acquisition. On April 11, 2001, the Committee approved the new Participating Employer List resulting from KeySpan's holding company structure and the acquisition of Eastern Enterprises.

     Effective January 1, 2002, the Committee approved the following: 1) increase the maximum amount that participants can contribute in accordance with Internal Revenue Service ("IRS") regulations ($11,000 for 2002, increasing by $1,000 each year until 2006); 2) increase the contribution limit to 50% of compensation, up to the IRS maximum limit; 3) reduce the hardship withdrawal waiting period from 12 months to 6 months; and 4) a new Employee Stock Ownership Plan be created within the 401(k), which allows participants in the Plan to choose to reinvest their dividends in Company Common Stock or to receive the dividends in cash.

     On July 2, 2002, KeySpan sold one of its subsidiaries, Midland Enterprises LLC, to Ingram Industries, Inc. Employees under this subsidiary were not eligible to participate in the Plan as of the date of the sale.

     Plan Amendments - Effective January 1, 2003, the Committee approved catch-up contributions for employees age 50 and over.

     Effective January 1, 2003, the match for KeySpan Home Energy Services Local 1049 changed from $0 to 1/3 of the first $30 of weekly contributions and a 10% discount on the purchase of Company Common Stock.

     Contributions - All employees who are eligible pursuant to their collective bargaining agreement contributing to the Plan will receive employer contributions and a 10% discount on the KeySpan Common Stock Fund ("Company Common Stock") on the first of the month following completion of twelve months of service. Additionally, all eligible employees will receive matching contributions in Company Common Stock regardless of where employees choose to invest their contributions. The match and discount amounts may be transferred out of Company Common Stock immediately. There are no holding periods or restrictions with respect to Company Common Stock. All other contributions are participant-directed.

     All participants of the Plan may elect to have their compensation reduced by not less than 1% and no more than 50% (in multiples of 1%), not to exceed the limitation imposed by Section 402(g) of the Internal Revenue Code, and contributed to the Plan on the participants' behalf by the Company. Such contributions reduce the amount of the participants' salary subject to current Federal income tax and, subject to applicable laws, state and local income taxes. Such contributions are subject to Social Security taxes.

     All contributions under the Plan are held in a trust fund with trustees who are appointed by the Board of Directors and are members of the Committee. The Committee is also the administrative committee of the Plan. The Plan makes available the funds in which participants may invest. Such investment options may be changed from time to time.

     Rollover Contributions - If a participant of the Plan receives a lump-sum distribution from a qualified savings or profit sharing plan of a previous employer or plan, a "rollover" contribution by the participant of the amount of the lump-sum distribution may be made to the Plan.

     Participant Accounts - Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and discount on Company Common Stock, if applicable, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account as provided in the Plan Document.

     Vesting and Forfeitures - Participants will be 100% vested in employer match and discount contributions on the earlier to occur of (i) the participant's completion of three (3) years of service with the Company,
     (ii) the participant's retirement from the Company at age fifty-five or older or (iii) the death of the participant. A participant will be 100% vested immediately in his or her deferred cash contributions, rollover/transfer contributions, and earnings thereon, if any. If a participant does not vest, such participant will forfeit the match and discount, and any earnings thereon into a forfeiture account that is maintained by Vanguard.

     On December 31, 2003 and 2002, forfeited nonvested accounts totaled $30,709 and $16,852 respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2003, employer contributions were reduced by $3,274 from forfeited nonvested accounts.

     Effective with the date of acquisition, an employee who was a participant of Eastern Enterprises, Colonial Gas and EnergyNorth (and all subsidiaries of the aforementioned companies that participate in the Plan) will be 100% vested in matching contributions made on the participant's behalf, including discount on Company Common Stock and discount on dividends attributable to such stock. An employee who was hired after this date will be subject to the current KeySpan vesting schedule.

     Investments - All employees who are eligible pursuant to their collective bargaining agreement have an opportunity to acquire shares of Company Common Stock ($.01 par value) at a 10% discount. In addition to Company Common Stock, participants may invest in other investment options (collectively, the "Funds").

     At the direction of the participants, Plan assets are invested in the KeySpan Common Stock Fund, and/or one or more of the following Funds from the Vanguard Group, namely: Vanguard Windsor Fund, Vanguard 500 Index Fund, Vanguard Retirement Savings Trust, Vanguard Explorer Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard Windsor II Fund, Vanguard PRIMECAP Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund. Participants should refer to the applicable Fund's prospectus for a complete description of each Fund.

     Participant Loans - Participants may borrow a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participants' account balance from the Plan (only employee deferred cash contributions, rollover/transfer contributions and earnings thereon are used to determine the maximum loan amount that can be taken). Currently, no more than two loans are allowed outstanding at the same time. General purpose loans are payable over a period not to exceed five years, and bear interest at the prime rate plus 1% (prime rate at the time the loan is requested). Currently, participants may also amortize a loan for the purchase of their primary residence over a fifteen-year period, which bears interest at the prime rate plus 1%. The loans are secured by the participants' interest in the Plan.

     Payment of Benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account, or annual installments. For termination of service for other reasons, a participant may receive the value of the participant's vested account as a lump-sum distribution.

     Trustees - The Vanguard Group was appointed to act as the trustee under the Plan to receive and hold Company Common Stock and the investment of contributions in the other funds as described herein and in the Plan Document. Pursuant to a trust document executed by the trustee, the trustee is subject to the same fiduciary responsibility to the Plan's participants as an independent trustee. The Committee continues to be the Plan Administrator and trustee for the KeySpan Energy Preferred Stock Fund.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

     Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks.
     Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of assets available for plan benefits.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted closing market prices, which represent the net asset value of shares held by the Plan on the last business day of the year.

     Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. The approximate value of the KeySpan Common Stock Fund is the quoted market price of the Company's common stock. The KeySpan Common Stock Fund is divided into fund units. Each unit represents a portion of ownership in the fund and consists primarily of shares of Company Common Stock and a small cash balance so that transactions can be processed daily. The KeySpan Preferred Stock is not publicly traded, is recorded at par value of $100 and pays a 6 % dividend semi-annually. Fair value of the common collective trust has been estimated by Vanguard based on the underlying assets of the portfolio.

     Purchases  and sales of  securities  are  recorded on a  trade-date  basis.
     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

     Participant loans are valued at outstanding loan balances.

     Administrative Expenses - Expenses for the administration of the Plan are paid for either by the plan sponsor or the Plan as stated in the plan document. KeySpan and its subsidiaries are allocated for their expenses related to administration of the Plan as well as matching contributions on Company Common Stock. Discount on Company Common Stock for KeySpan and its subsidiaries are allocated to KeySpan only.

     Payment of Benefits - Benefits to participants are recorded when paid.

3. INVESTMENTS

     The following investments represented five percent or more of the Plan's assets available as of December 31, 2003 and 2002:

                                                                                2003                   2002

      KeySpan Stock Funds -
        *KeySpan Common Stock Fund, 2,587,302 and
          2,293,165 units, respectively**                                         $94,876,360            $80,581,813
      Common and Collective Trust -
         Vanguard Retirement Savings Trust, 117,802,011
         and 109,380,719 shares, respectively**                                   117,802,011            109,380,719
      Mutual Funds:
         Vanguard PRIMECAP Fund, 1,522,871 and
          1,445,173 shares, respectively**                                         80,773,101             55,870,398
         Vanguard 500 Index Fund, 359,760 and
          325,575 shares, respectively**                                           36,936,510             26,420,412
         Vanguard Windsor Fund, 2,157,870 and
          2,063,144 shares, respectively**                                         35,086,969             24,757,726
         Vanguard Windsor Fund II, 1,318,174 and
          1,253,239 shares, respectively**                                         34,918,418             26,067,376


      *Nonparticipant directed
      **Permitted party-in-interest


     During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments brought and sold, as well as held during the year) appreciated in value by $63,493,656 as follows:

      KeySpan Common Stock                                       $    4,366,846
      Mutual Funds                                                   59,126,810
                                                               ----------------
           Net Appreciation of Investments                          $63,493,656
                                                               ================

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the assets as of December 31, 2003 and 2002 and the significant components of changes in assets for the year ended December 31, 2003 relating to the non participant-directed investments is as follows:

                                                                     2003
       KeySpan Common Stock Fund

         Assets, beginning of year                               $80,581,813

       Changes in assets:
         Net appreciation in investment                            4,366,846
         Dividend income                                           4,275,949
         Employer contributions                                    3,178,023
         Participant contributions                                 6,313,363
         Participant loan repayments                               4,024,574
         Net assets transferred in (out)                             283,387
         Benefits paid to participants                           (2,129,545)
         Participant loan withdrawals                            (3,164,016)
         Transfers to participant-directed investments           (2,854,034)
                                                             ----------------

       Net change                                                 14,294,547
                                                             ----------------

       End of year                                               $94,876,360
                                                             ================


5.    FEDERAL INCOME TAX STATUS

     The  Internal   Revenue  Service  has  determined  and  informed  the  Plan
     Administrator, by a letter dated January 15, 2003, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision of income taxes has been included in the Plan's statement of changes in assets available for benefits.



6.    RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a common and collective trust managed by the asset custodian, trustee, and recordkeeper, the Vanguard Group, as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. The Plan's investment in Company Common Stock during the Plan year ended December 31, 2003 and 2002 are also party-in-interest transactions. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

     At December 31, 2003 and 2002, the Plan held units 2,587,302 and 2,293,165 units, respectively, of KeySpan Common Stock with a cost basis of $77,542,651 and $66,763,708, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $4,275,949.


7.    PLAN TERMINATION

     Although the Company has not expressed any intent to do so, it may terminate the Plan at any time, subject to the terms and conditions of each respective collective bargaining agreement. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.


8.    SUBSEQUENT EVENTS

     Effective January 1, 2004, the match for Ravenswood Local 1-2 Members was changed from 1/3 of the first $30 to 1/3 of the first $45 of weekly contributions.

     Effective June 1, 2004, KeySpan Energy Delivery New England Local 12012-03 members hired after April 15, 1993 will be given a match of $0.50 on each $1.00 that the employee contributes to the Plan, up at a maximum employee contribution of 7%.

                                     ******

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003
-------------------------------------------------------------------------------

Identity of Issue, Borrower,
Lessor or Similar Party, and
Description of Investment Including
Maturity Date, Rate of Interest, Collateral,                                           Number of           Market
Par or Maturity Value                                                  Cost**         Units/Shares          Value


*KeySpan Common Stock Fund                                             $77,542,651         2,587,302        $94,876,360
*KeySpan Preferred Stock Fund                                            5,265,513            52,656          5,265,560

*Vanguard Funds:
  Vanguard Retirement Savings Trust                                                      117,802,011        117,802,011
  Vanguard PRIMECAP Fund                                                                   1,522,871         80,773,101
  Vanguard 500 Index Fund                                                                    359,760         36,936,510
  Vanguard Windsor Fund                                                                    2,157,870         35,086,969
  Vanguard Windsor II Fund                                                                 1,318,174         34,918,418
  Vanguard Total Bond Market Index Fund                                                    2,048,488         21,119,913
  Vanguard LifeStrategy Moderate Growth Fund                                               1,086,771         18,051,260
  Vanguard Explorer Fund                                                                     374,730         24,589,758
  Vanguard International Growth Fund                                                         442,323          7,134,662
  Vanguard U.S. Growth Fund                                                                  462,672          7,014,115
  Vanguard LifeStrategy Growth Fund                                                          317,492          5,765,650
  Vanguard LifeStrategy Conservative Growth Fund                                             250,594          3,643,633
                                                                                                      ------------------
                                                                                                            492,977,920
*Participant loans receivable
(maturing 2004 to 2020 at interest rates of 5.0% to 11.0%)                                                   25,499,700
                                                                                                      ------------------

Total                                                                                                      $518,477,620
                                                                                                      ==================


*Permitted party-in-interest.
**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
-------------------------------------------------------------------------------





Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 KeySpan Energy 401(k) Plan for
                                 Union Employees

                                      BY:   /s/ Michael J. Taunton

                                            Michael J. Taunton
                                            Senior Vice President and Treasurer
                                            KeySpan Corporation









Date:  June 28, 2004

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






                                                                   Exhibit 23.1





INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-40472 of KeySpan Corporation on Form S-8 of our report dated June 28, 2004, appearing in this Annual Report on Form 11-K of the KeySpan Energy 401(k) Plan for Union Employees for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP
New York, New York
June 28, 2004








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